August 2, 2024

Via Edgar Transmission

Ms. Rebekah Reed

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Amendment No. 2 to Registration Statement on Form F-1 Filed July 22, 2024 File No. 333-280198

Dear Ms. Reed:

As counsel for the Company and on its behalf, this letter is being submitted in response to the verbal comments dated July 26, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

1.	Update the compensation section on page 100 to cover up to June 30, 2024.

Response: We respectfully advise the Staff that we have updated the disclosure on page 100 to disclose the above.

2.	Update the Proceeds table on the Cover Page to reflect the offering of 2,600,000 Class A Ordinary Shares

Response: We respectfully advise the Staff that we have updated the Cover Page to reflect the above.

3.	Please include the director agreements for all directors as exhibits.

Response: We respectfully advise the Staff that we have updated the exhibits to include director agreements between the Registrant and all directors.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

* * *